

May 18, 2012

Via E-mail
Ms. Tatum L. Morita
President & Chief Executive Officer
Gold Party Payday, Inc.
3189 Pepperhill Road
Lexington, KY 40502

> **Re: Gold Party Payday, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 30, 2012**
> **File No. 333-179490**

Dear Ms. Morita:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your Management's Discussion and Analysis.

  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Cover Page

2. We note your response to comment 7 in our letter dated March 8, 2012. Please revise your prospectus to state whether your agreement with Glenn Hoskins P.S.C. is in writing. If so, please file the Escrow Agreement as an exhibit to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Prospectus Summary, page 1

The Offering, page 2

3. We note your response to comment 10 in our letter dated March 8, 2012. However, it does not appear that you have revised your disclosure on page 29 as indicated in your response. In this regard, we note your statement in the third paragraph on page 29 that "[i]nvestors will not be entitled to a refund of their investment if we decide to extend the offering period for an additional 90 days." Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview, page 16

4. We reviewed your response to comment 16 in our letter dated March 8, 2012 and the revisions to your disclosure. Please disclose how you account for and classify the percentage of gross proceeds received at party events paid to the host and/or the

former guest booking the events. Please also confirm that you have remitted payment for the purchased items, and clarify whether you have paid the event hosts the payment to which each host is entitled for hosting the party.

Revenue Recognition, page 16

5. We reviewed your response to comment 18 in our letter dated March 8, 2012 and the revisions to your disclosure. You disclose that revenue from sales to refineries of gold purchased from individuals at parties is recognized upon shipment of merchandise as (i) pervasive evidence of an arrangement exists, (ii) delivery has occurred and title transfers, and (iii) the sales price is fixed and determinable. However, your disclosure that product delivery is evidenced by a signed acknowledgement of receipt from the customers and title transfers appears to be inconsistent with your revenue recognition policy disclosed in the notes to your financial statements. Please revise your disclosure as appropriate.

In addition, we note your disclosure in the last paragraph that you plan to estimate revenue after the gold and silver items purchased from guests are measured, tested and weighted, and that you will use publicly available sources to obtain daily spot prices for use in your estimates. Please disclose the implications of uncertainties associated with the methods and assumptions underlying estimates of revenue and gross profit, particularly in regard to the volume and purity of the metals, spot prices and volatility of commodity prices.

Liquidity and Capital Resources, page 18

6. We note your disclosure in the fourth paragraph of this section that Ms. Morita has agreed to loan you up to $50,000. Please clarify whether this agreement is in writing and, if so, please file this agreement as an exhibit to the registration statement. If this agreement is not in writing, please disclose this fact and state that there is no guarantee that such funds will be loaned to you.

Cash Requirements, page 19

7. We note your response to comment 19 in our letter dated March 8, 2012. Please also revise this section to indicate, as you do in your response, that you have not yet generated cash flow from operations. Please also indicate that there is no assurance that you will generate any such cash flow.

8. We note your statement in the second paragraph of this section that you require additional financing to continue operations and that you "believe that [you] will be able to obtain financing." Please provide the basis for your belief that you will be able to obtain financing and disclose such basis in the registration statement, or remove this statement.

Business, page 21

9. We note your response to comment 22 in our letter dated March 8, 2012 and your revised disclosure on page 1. Please further revise your disclosure to clarify on page 1 and in this section of the prospectus that you have not yet sent any items to a refinery.

Certain Relationships and Related Transactions, page 28

10. We note your response to comment 24 in our letter dated March 8, 2012. Please disclose the approximate dollar value of the outstanding membership interests of Gold Party Payday LLC that Ms. Morita contributed in exchange for the 4,000,000 shares of your common stock. Refer to Item 404(a)(3) of Regulation S-K.

Consolidated Financial Statements, page F-1

11. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Unaudited Interim Financial Statements, page F-17

Note 5 – Related Party Transactions, page F-28

12. We reviewed your response to comment 31 in our letter dated March 8, 2012. Please disclose that the fair value of services provided by your chief executive officer and directors is nominal and not recognized in the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Tatum L. Morita
Gold Party Payday, Inc.
May 18, 2012
Page 5

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Spencer G. Feldman
        Greenberg Traurig, LLP